UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

HORIZON MEDICAL PRODUCTS INC.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

439909105

(CUSIP Number)

Donald Stewart

Chief Financial Officer

RITA Medical Systems, Inc.

967 North Shoreline Blvd.

Mountain View, CA 94043

(650) 385-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 439909105

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) RITA Medical Systems, Inc. 943199149

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 28,212,831(1) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,831 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) Approximately 63.7% (2)

14	Type of Reporting Person CO

(1)	RITA Medical Systems, Inc., a Delaware corporation (“RITA”), has entered into Voting Agreements dated as of May 12, 2004 with certain shareholders of Horizon Medical Products, Inc., a Georgia corporation (“Horizon”), which provide that the signatory shareholders will vote their shares of Horizon common stock (i) in favor of approval and adoption of the Agreement and Plan of Merger dated as of May 12, 2004 (the “Merger Agreement”) by and among RITA, Horizon and Hornet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of RITA, and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to complete the merger; and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the transactions contemplated by the Merger Agreement) between Horizon and any person or entity other than RITA or any other action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Horizon under the Merger Agreement or a signatory shareholder under each Voting Agreement or which could reasonably be expected to result in any of the conditions to Horizon’s obligations under the Merger Agreement not being fulfilled. In addition, signatory shareholders have each agreed to execute a proxy in favor of RITA with respect to the voting of shares of Horizon common stock subject to the Voting Agreements. RITA may be deemed to be the beneficial owner of 28,212,831 shares of Horizon common stock, which includes 4,589,032 shares of Horizon common stock subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate shareholder within 60 days of May 12, 2004.

(2)	Based on 44,264,101 shares of Horizon common stock outstanding as of May 12, 2004.

Item 1 – Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 (“Horizon Common Stock”), of Horizon Medical Products, Inc., a Georgia corporation (“Horizon”). The principal executive office of Horizon is located at One Horizon Way, P.O. Box 627, Manchester, Georgia 31816.

Item 2 – Identity and Background

(a) – (c) This Schedule 13D is filed by RITA Medical Systems, Inc., a Delaware corporation (“RITA”). The address of the principal business and principal office of RITA is 967 North Shoreline Blvd., Mountain View, California 94043. RITA is a publicly held company and its common stock trades on the Nasdaq National Market under the symbol “RITA”. RITA develops, manufactures and markets products for patients with solid cancerous or benign tumors. RITA’s proprietary system uses controlled thermal energy to targeted tissue at a temperature high enough to ablate the tumor, or cause cell death. RITA’s portfolio of products includes disposable electrosurgical devices, radiofrequency generators, introducers and software.

As a result of entering into the Voting Agreements described in Item 4 below, RITA may be deemed to have formed a “group” with each of the Shareholders (as defined in Items 3 and 4 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. RITA expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

To the best of RITA’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of RITA, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d) – (e) During the last five years, neither RITA nor, to the best knowledge of RITA, any of the executive officers or directors of RITA, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 – Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 4 – Purpose of Transaction

RITA and Horizon entered into an Agreement and Plan of Merger dated as of May 12, 2004 (the “Merger Agreement”). The Merger Agreement provides for the merger of Hornet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of RITA (“Merger Sub”), with and into Horizon (the “Merger”). As a result of the Merger, Horizon will become a wholly owned subsidiary of RITA. In connection with the Merger, Horizon shareholders will be entitled to receive 0.4212 shares of RITA common stock for each Horizon share owned. The Merger is subject to customary closing conditions, including the approval of Horizon shareholders, RITA stockholders and regulatory approvals.

Completion of the Merger would result in Horizon Common Stock ceasing to be outstanding or authorized to be quoted on the American Stock Exchange. In addition, the registration of Horizon Common Stock under Section 12 of the Securities Act of 1933, as amended, will be terminated.

In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, RITA entered into Voting Agreements (the “Voting Agreements”) dated as of May 12, 2004, with certain shareholders of Horizon named therein, including certain officers and directors (collectively, the “Shareholders”) whereby the Shareholders agreed to vote all of their shares of Horizon common stock (i) in favor of approval and adoption of the Merger Agreement and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to complete the merger; and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the transactions contemplated by the Merger Agreement) between Horizon and any person or entity other than RITA or any other action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Horizon under the Merger Agreement or a signatory shareholder under the Voting Agreements or which could reasonably be expected to result in any of the conditions to Horizon’s obligations under the Merger Agreement not being fulfilled. In addition, the Shareholders have each agreed to execute a proxy in favor of RITA with respect to the voting of the Horizon Common Stock upon the request of RITA. The Voting Agreements generally provide that the Shareholders may not take certain actions with respect to shares of Horizon common stock, including the sale or other disposition of such shares. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement.

References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

RITA does not have any right to dispose (or direct the disposition of) any Horizon Common Stock pursuant to the Voting Agreements. Accordingly, RITA expressly disclaims beneficial ownership of all such shares.

Item 5 – Interest in Securities of the Issuer

(a) – (b) The number of shares of Horizon Common Stock covered by the Voting Agreements is 28,212,831 (including 23,623,799 outstanding shares of Horizon Common Stock and 4,589,032 shares subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate shareholder within 60 days of May 12, 2004), which constitutes approximately 63.7% of the shares of Horizon common stock outstanding on May 12, 2004, as represented by Horizon in the Merger Agreement. By virtue of the Voting Agreements, RITA may be deemed to share with the respective Shareholders the power to direct the vote of shares subject to the Voting Agreements. However, RITA (1) is not entitled to any other rights as a shareholder of Horizon as to the shares covered by the Voting Agreements and (2) disclaims any beneficial ownership of the Horizon Common Stock which are covered by the Voting Agreements. See the information in Items 2, 3 and 4 with respect to the Shareholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

(c) Other than as set forth in this Item 5(a)-(b), to the best of RITA’s knowledge as of the date hereof (1) neither RITA nor any subsidiary or affiliate of RITA nor any of RITA’s executive officers or directors, beneficially owns any shares of Horizon Common Stock, and (2) there have been no transactions in the shares of Horizon Common Stock effected during the past 60 days by RITA, nor to the best of RITA’s knowledge, by any subsidiary or affiliate of RITA or any of RITA’s executive officers or directors.

(d) Not applicable.

(e) Not applicable.

Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the form of Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of RITA’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Horizon.

Item 7 – Material to be Filed as Exhibits

Exhibit	Description

1	Agreement and Plan of Merger dated as of May 12, 2004, by and among RITA Medical Systems, Inc., Horizon Medical Products, Inc., and Hornet Acquisition Corp. (without exhibits).*

2	Form of Voting Agreement dated as of May 12, 2004, by and among RITA Medical Systems, Inc. and certain shareholders of Horizon Medical Products, Inc. identified therein.**

*	Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Horizon Medical Products, Inc. on May 14, 2004.
**	Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Horizon Medical Products, Inc. on May 14, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RITA Medical Systems, Inc.

Date: May 21, 2004	/s/ Donald Stewart

Donald Stewart Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF RITA MEDICAL SYSTEMS, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of RITA. Except as indicated below, each such person is a United States citizen, and the business address of each such person is 967 N. Shoreline Blvd., Mountain View, CA 94043.

BOARD OF DIRECTORS

Name and Title	Present Principal Occupation

Joseph DeVivo	President and Chief Executive Officer

Vincent Bucci	Chairman of the Board

John Gilbert	Retired Vice Chairman of Keravision, Inc. and director STAAR Surgical Company

Scott Halsted	Retired General Partner and Principal of Morgan Stanley Dean Witter Venture Partners and director Intuitive Surgical, Inc.

Wesley E. Johnson, Jr.	Division Vice President, Finance and Operations of Spinal Concepts, Inc., a division of Abbott Laboratories, Inc.*

Randy Lindholm	Consultant, Retired Chairman, President and Chief Executive Officer of VidaMed, Inc.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title	Present Principal Occupation

Donald Stewart	Chief Financial Officer

Trent Reutiman	Vice President of U.S. Sales

Darrin Uecker	Chief Technical Officer

Lynn Saccoliti	Vice President, Reimbursement

Stephen Pedroff	Vice President, Marketing Communications

Juan J. Soto	Vice President, International Sales

*	c/o Spinal Concepts, Inc., 5301 Riata Park Court, Bldg F, Austin, TX 78727

EXHIBIT INDEX

Exhibit	Description

1	Agreement and Plan of Merger dated as of May 12, 2004, by and among RITA Medical Systems, Inc., Horizon Medical Products, Inc., and Hornet Acquisition Corp. (without exhibits).*

2	Form of Voting Agreement dated as of May 12, 2004, by and among RITA Medical Systems, Inc. and certain shareholders of Horizon Medical Products, Inc. identified therein.**

*	Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Horizon Medical Products, Inc. on May 14, 2004.

**	Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Horizon Medical Products, Inc. on May 14, 2004.